Robert Goedert, P.C. To Call Writer Directly: +1 312 862 7317 rgoedert@kirkland.com	300 North LaSalle Chicago, IL 60654 United States +1 312 862 2000 www.kirkland.com	Facsimile: +1 312 862 2200

April 26, 2021

Via EDGAR Submission and Overnight Delivery

AGR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Rebekah Lindsey
Kathleen Collins
Alexandra Barone
Jan Woo

Re:	Integral Ad Science Holding LLC (f/k/a Kavacha Topco, LLC)
Amendment No . 1 to Draft Registration Statement on Form S-1
Submitted April 1, 2021
CIK No. 0001842718

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Integral Ad Science Holding LLC (f/k/a Kavacha Topco, LLC), a Delaware limited liability company (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated April 15, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Beijing Boston Dallas Hong Kong Houston London Los Angeles Munich New York Palo Alto Paris San Francisco Shanghai Washington, D.C.

Securities and Exchange Commission April 26, 2021 Page 2

Prospectus Summary

Our Strengths, page 6

1.    Where you discuss CAGR for your top 100 customers based on average revenue per customer, to provide context to this disclosure, please also disclose the percentage of total revenue attributable to such customers.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 6, 78, 98 and 104 of the Prospectus to include the percentage of total revenue attributable to our top 100 customers.

From December 31, 2017 to December 31, 2020, our average revenue per customer for our top 100 customers has grown at a CAGR of 22% and revenue attributable to our top 100 customers approximated 70% of our total revenue for each of these years. We define average revenue per top 100 customers as our total revenue from our top 100 customers by revenues in a given reporting period divided by 100.

2.     We note your disclosure that Google, Facebook, and Amazon account for the majority of digital advertising budgets and rely upon your solutions for independent verification, measurement, optimization, and insights required by your advertising customers. Please revise to clarify the distinction between your partners and customers. Also, please disclose, if true, that while these partners may rely upon your services, you historically have not generated significant revenues directly from such partners.

Response

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 97 of the Prospectus to include the bolded language:

We are a trusted partner to some of the largest technology and advertising platforms, improving the transparency and visibility of their media spend. Our integration partners, such as Google, Facebook, and Amazon, account for the majority of digital advertising budgets and directly incorporate our solutions in their platforms to provide independent verification, measurement, optimization, and insights required by the advertiser customers we serve. We do not generate material revenue directly from our

Securities and Exchange Commission April 26, 2021 Page 3

arrangements with our integration partners. We generate revenue by charging a cost per thousand impressions (“CPM”) based on the volume of purchased digital ads that we analyze for our advertiser and publisher customers, including customers that utilize our integration platforms for their ad campaigns. Our solutions help advertisers to measure consumer interactions with their brands across platforms. Additionally, we work closely with industry organizations and accreditation groups, including the Audit Bureau of Circulations (the “ABC”), the Global Alliance for Responsible Media (the “GARM”), the Interactive Advertising Bureau (the “IAB”), the Media Ratings Council (the “MRC”), and the Trustworthy Accountability Group (the “TAG”).

Securities and Exchange Commission April 26, 2021 Page 4

Summary Consolidated Financial Data, page 15

3.     We note your response to prior comment 17 in which you state that based on the vesting conditions associated with your 2018 Unit Option Plan, no pro forma impact has been recognized because the vesting conditions are not expected to be met. However, your revised disclosures indicate that you expect to replace these options at IPO with awards that do not have the repurchase feature and that you expect to recognize compensation expense for your time-based service options at the time of this offering. As such, please revise your pro forma earnings per share to include such costs in the numerator. Also, to the extent you will recognize any compensation costs related to the return target options or LTIP upon effectiveness, include those costs as well. Refer to Article 11-01(a)(8) of Regulation S-X.

Response

In response to the Staff’s comment, the Company has revised its disclosure to include costs for compensation expense associated with its time vesting options in the numerator of its pro forma earnings per share calculation on page 16 of the Prospectus. The Company advises the Staff that it has not included the compensation costs related to return target options, since the vesting condition related to a realized cash return of Vista’s equity investment is not expected to be met at the IPO date. In addition, compensation costs related to the LTIP awards have not been included because the LTIP awards will not be modified at effectiveness of the IPO.

Risks Factors

We rely on integrations with advertising platforms, DSPs, proprietary platforms and ad servers, over which we exercise very little control, page 22

4.    Please refer to prior comment 23. As loss of integration with one or more of your advertising platforms, DSPs, proprietary platforms and ad servers may materially impact your ability to generate revenues, please quantify the percentage of revenue attributable to each. If one of these entities provides a material source of revenue, such as Facebook, YouTube, etc. please provide this percentage for each entity with which you have a material arrangement.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 22 of the Prospectus to quantify the percentage of revenue attributable to its integration partners.

For the years ended December 31, 2019 and December 31, 2020, 32% and 36%, respectively, of our total revenue from customers was facilitated by our partnerships with DSPs, of which two DSP partnerships facilitated 15.5% and 6% of our total revenue from customers for the year ended December 31, 2019 and 17% and 8.5% of our total revenue from customers for the year ended December 31, 2020.

Securities and Exchange Commission April 26, 2021 Page 5

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 77

5.    We note your response to prior comment 5. The consent of Frost & Sullivan filed as Exhibit 23.3 does not expressly state that Frost & Sullivan consents to the statement that the company is a leader in global market share by revenue. Please refer to Rule 436(a) of the Securities Act and refile the consent with the proper representation.

Response

In response to the Staff’s comment, the Company has refiled the Frost & Sullivan consent as Exhibit 23.3 to the Amendment as requested.

6.    We note your response to prior comment 7 and your revision to the net revenue retention metric and disclosure. Given your focus on customer retention and expansion, please include a discussion of the factors that contributed to the decrease in this metric between the reported periods.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 81 of the Prospectus to describe the factors that contributed to the decrease in net revenue retention between the reported periods.

Our net revenue retention of advertising customers declined from 112% for the year ended December 31, 2019 to 108% for the year ended December 31, 2020, primarily due to the reduced spend caused by the COVID-19 pandemic.

7.     Your disclosure indicates that the recruitment of large customers is critical to your longterm success and you state on page 79 that you have historically increased your number of large customers. However, we note that the total number of large customers decreased during the reported periods. Please disclose the reason for such decrease and to the extent you anticipate this trend continuing, discuss the impact it may have on your long-term success.

Securities and Exchange Commission April 26, 2021 Page 6

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 82 of the Prospectus to describe the reason for the decrease in the number of large customers between periods and its expectations as to whether this trend will continue.

Our total number of large advertising customers declined from 162 as of December 31, 2019 to 160 as of December 31, 2020, primarily due to the reduced spend caused by the COVID-19 pandemic. We do not expect this reduction to be indicative of a long-term trend and expect our large advertising customers to increase in the long term as macroeconomic conditions improve.

8.    We note your response and revised disclosures to prior comment 8. Please tell us whether average revenue per large customer is used to manage operations or make strategic decisions and if so, explain why this key business metric was removed from your disclosure. In this regard, you continue to disclose that historically your revenue has been driven primarily by a subset of large customers and that the recruitment and cultivation of large customers is critical to your long-term success. Refer to SEC Release No. 33-10751.

Response

The Company advises the Staff that it does not manage its operations or make strategic decisions based on average revenue per large customer. Rather, the Company manages its business and allocates resources based on whether or not a customer is, or is likely to become, a large customer. For large customers, the Company provides a higher tier support with dedicated sales and customer operations teams, offers consultation and advisory services, and provides quicker turnaround on issues, including escalation, among other services. In addition, marketing and sales efforts are expanded in pursuing new accounts where the customer is expected to spend at least $200,000 per year. Because of this, the Company has determined that disclosing the total number of large customers is a more appropriate and relevant metric, consistent with how the business is managed, rather than disclosing the average revenue per large customer.

Results of Operations, page 81

9.     You state that the increase in revenue was due primarily to an increase in programmatic revenue and you refer to significant growth in such revenue in your cost of revenue discussion. Please tell us the amount of revenue generated from each of your programmatic and direct advertising services as well as your publisher solutions arrangements for each period presented. Also, tell us your consideration to include a discussion of such breakdown in MD&A or explain why you do not believe this information is material to investors.

Securities and Exchange Commission April 26, 2021 Page 7

Response

In response to the Staff’s comment, the Company has added the bolded disclosure and the table below on page 84 of the Prospectus to disclose revenue generated from its programmatic and direct advertising services and its publisher solutions arrangements for each period presented.

Revenue attributable to our advertising, programmatic and supply side customers are set forth in the table below.

	Year Ended December 31,
(in thousands)	2019	2020	$ Change	% Change
Advertiser direct revenue	$116,296	$124,491	$8,195	7%
Programmatic revenue	$68,210	$87,086	$18,876	28%
Supply side revenue	$28,980	$29,056	$76	0%
Total	$213,486	$240,633	$27,147	13%

The Company has included this revenue break-down in the MD&A since it provides a disaggregated basis to understand the Company’s revenue.

Critical Accounting Policies and Estimates

Equity-Based Compensation, page 89

10. We note your revised disclosure in response to prior comment 19. Please revise to also disclose the change in terms for your target return options, as well as the expected compensation cost to be recognized at IPO, similar to your time based service option disclosure. In addition, tell us whether the LTIP awards will also be modified and if so, revise to include a discussion of the modifications and expected expense at IPO for those awards as well.

Response

In response to the Staff’s comment, the Company has included the bolded disclosure below on pages 91-92 of the Prospectus to disclose the change in terms for its target return options and to disclose that the compensation expense is expected to be incurred in the future, as the realized cash return is not expected to be met at IPO. The Company advises the Staff that its LTIP awards will not be modified at effectiveness of the IPO and has included the disclosure below to clarify the compensation expense expected to be incurred at IPO.

Concurrent with the effectiveness of the Company’s IPO, the return target options in Integral Ad Science Holding LLC are expected to be exchanged for a certain number of options, RSUs or other forms of

Securities and Exchange Commission April 26, 2021 Page 8

equity instruments in Integral Ad Science Holding Corp. Vesting of the new return target options will be based on a realized cash return of Vista’s equity investment. Since the vesting condition associated with the realized cash return is not expected to be met on the IPO date, there would be no additional compensation expense related to the return target options recognized upon successful completion of this offering. Similarly, since the vesting conditions associated with LTIP awards are not being modified, no compensation expense associated with the LTIP awards will be incurred at the IPO date. However, compensation expense related to the return target options and the LTIP awards will be recognized in our post-IPO financial statements when such conditions are met.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(r) Equity-based compensation, page F-13

11.     We note your disclosure revisions in response to prior comment 18. The fair values disclosed appear to be the fair value of the options as disclosed in Note 12. Please revise to disclose the fair value of the underlying units (or a range of values) for each period presented as previously requested as this appears to be an assumption requiring significant judgment. Refer to ASC 718-10-50-2(f)(2). Alternatively, tell us why you believe such disclosure is not required.

Response

In response to the Staff’s comment, the Company has clarified its disclosure bolded below on page F-14 of the Prospectus to disclose the fair value of the underlying units for each period presented.

	2019	2020
Estimated fair value	$379.68	$637.95
Estimated fair value of the units or exercise price	$1,011.07	$1,637.53
Expected volatility (%)	62.0%	72.0%
Expected term (in years)	5.58	4.10
Risk-free interest rate (%)	2.22%	0.35%
Dividend yield	—	—

Securities and Exchange Commission April 26, 2021 Page 9

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Securities and Exchange Commission April 26, 2021 Page 10

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Michael Keeley at (312) 862-2144.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:	Joseph Pergola
Integral Ad Science Holding LLC